FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

November 5, 2013

Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                           The Ryland Group, Inc. - File No. 1-08029

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Dear Mr. O’Brien:

This is The Ryland Group, Inc.’s (the “Company”) response to your letter dated October 24, 2013, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company.  For your convenience, the full text of the Staff’s comment is reproduced below in italics together with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Homebuilding Overview, page 20

1. In future filings, please expand your discussion and analysis to disclose housing inventories by reportable segment for each period presented to allow investors to better link the disclosures for the number of residential/active communities to the consolidated balance sheet.

Response

We will disclose the Company’s housing inventories by reportable segment in future filings.

Statements of Earnings, page 26

2. In our letter dated December 27, 2012, from our review of your fiscal year 2011 Form 10-K, we requested that you expand your homebuilding segment’s discussion and analysis of revenues and gross profit margin to provide a discussion and analysis of the material changes in the home deliveries and closing prices at the market level (i.e., city and/or state level) and/or the community level to the extent that there are material offsetting results (i.e., the material home

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

buying trends that are specific to each of your operating segments that are positively and negatively impacting your operating results). In your letter dated January 29, 2013, you agreed to discuss factors for the material changes in closings and average home prices that are unique to the specific segments. In your letter dated February 20, 2013, you also agreed to address market conditions, economic and competitive factors and trends in future filings. On page 19, you note that the increase in average closing price was due, in part, to a change in the product and geographic mix of homes delivered during fiscal year 2012. However, we did not note a discussion and analysis at the reportable segment level regarding any changes in product mix or geographic mix. We further note that you provided investors with no insight about the factors contributing to the increase in the number of homes delivered at the reportable segment level. As your reportable segments comprise multiple markets and various communities, any positive or negative deviation at these lower levels from the reportable segment level should be discussed and analyzed to the extent material to an understanding of the trends impacting the reportable segment. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance. Please also provide us with a revised discussion and analysis of your Homebuilding Segments for 2012 versus 2011 that you would have included in your fiscal year 2012 Form 10-K in response to this comment.

Response:

We will address material changes in closings and average closing price at the market level in our future filings where there are any positive or negative deviations from the reportable segment level. We have revised our Homebuilding Segments for 2012 and 2011 as follows:

Homebuilding Segments 2012 versus 2011

North—Homebuilding revenues increased 31.3 percent to $393.2 million in 2012 from $299.6 million in 2011 primarily due to a 23.9 percent rise in the number of homes delivered and to a 5.5 percent increase in average closing price. The increase in the number of homes delivered was primarily attributable to the Indianapolis and Minneapolis markets, partially offset by a slight decrease in the Washington, D.C., market due to delays in community openings. Gross profit margin on home sales was 17.5 percent in 2012, compared to 15.0 percent in 2011. This improvement was primarily due to higher leverage of direct overhead expense of 0.7 percent, reduced relative direct construction costs of 0.5 percent and lower land costs of 0.5 percent. As a result, the North region generated pretax earnings of $11.6 million in 2012, compared to a pretax loss of $9.1 million in 2011.

Southeast—Homebuilding revenues increased 62.6 percent to $355.6 million in 2012 from $218.7 million in 2011 primarily due to a 59.5 percent rise in the number of homes delivered and to a 3.2 percent increase in average closing price. The increase in the number of homes delivered was experienced across all markets, with the largest contributions coming from the Orlando market and from the Company’s acquisition of Timberstone Homes in the Charlotte and Raleigh markets. Gross profit margin on home sales was 19.5 percent in 2012, compared to 16.5 percent in 2011. This improvement was primarily due to a decline in land costs of 1.8 percent and higher leverage of direct overhead expense of 0.8 percent. As a result, the Southeast region generated pretax earnings of $18.6 million in 2012, compared to a pretax loss of $11.7 million in 2011.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Texas—Homebuilding revenues increased 23.2 percent to $323.2 million in 2012 from $262.3 million in 2011 primarily due to a 19.0 percent rise in the number of homes delivered and to a 3.2 percent increase in average closing price. The increase in the number of homes delivered was primarily attributable to the Houston market. Gross profit margin on home sales was 20.4 percent in 2012, compared to 19.1 percent in 2011. This improvement was primarily due to a decline in land costs of 0.9 percent and to reduced relative direct construction costs of 0.5 percent. As a result, the Texas region generated pretax earnings of $23.0 million in 2012, compared to pretax earnings of $9.2 million in 2011.

West—Homebuilding revenues increased 142.4 percent to $198.8 million in 2012 from $82.0 million in 2011 primarily due to a 125.9 percent rise in the number of homes delivered and to a 7.2 percent increase in average closing price. The increase in the number of homes delivered was broad-based across all markets, with the largest contributions coming from the Las Vegas and Denver markets. The increase in average closing price was concentrated in the Denver market and was the result of the mix of homes closed. Gross profit margin on home sales was 19.4 percent in 2012, compared to 15.7 percent in 2011. This improvement was primarily due to higher leverage of direct overhead expense of 1.4 percent, lower warranty costs of 1.1 percent and reduced relative direct construction costs of 1.0 percent. As a result, the West region generated pretax earnings of $10.7 million in 2012, compared to a pretax loss of $5.3 million in 2011.

Financial Statements, page 41

General

3. We note your disclosure on page 4 that you acquired the operations of Timberstone Homes in Charlotte and Raleigh markets and Trend Homes in the Phoenix markets during fiscal year 2012. We further note that in June 2013 you acquired the Dallas, Texas operations and assets of LionsGate Homes and in July 2013 you acquired the operations and assets of Cornell Homes from Philadelphia, Pennsylvania. Please provide us with your analysis of the material facts and circumstances for each of these transactions as to whether the transaction is the acquisition of assets or the acquisition of a business. Please include the specific reference to the authoritative literature that supports your accounting. As part of your analysis, please tell us the purchase price for each transaction.

Response:

We applied the authoritative literature in ASC 805, “Business Combinations,” to determine the proper accounting of each transaction.  To determine whether the transactions constituted the acquisition of assets or the acquisition of a business, we applied the guidance of ASC 805-10-55-4 which states, “A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

For each of the transactions, we concluded that each of the transactions constituted the acquisition of a business due to the following:

•                 Inputs were acquired: land inventory, trade names, architectural plans;

•                 Processes were acquired: an organized workforce was absorbed (i.e., management teams in all acquisitions other than Timberstone, sales personnel and project supervisors) along with operational processes required for the procurement and management of inputs and personnel; and

•                 Outputs: will be generated from inputs acquired, as well as from processes acquired, and will be integrated with the Company’s processes to produce assets that have the ability to provide a return.

Additionally, as a national homebuilder, we are considered a market participant that is capable of acquiring a business and continuing to produce outputs by integrating the acquired businesses with our own inputs and processes, as prescribed in ASC 805-10-55-5.

Upon concluding that each transaction constituted the acquisition of a business, we performed all the required steps defined in ASC 805-10-05-4:

a.            Identifying the acquirer

b.            Determining the acquisition date

c.             Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree

d.            Recognizing and measuring goodwill or a gain from a bargain purchase

Further details specifying each transaction can be found below:

Timberstone Homes Acquisition

On July 3, 2012, we acquired the operations of Timberstone Homes in the Charlotte and Raleigh markets.  The acquisition resulted in significantly enhancing our presence in the Charlotte market and establishing a presence in the Raleigh market.  The purchase price was $36.0 million and resulted in the addition of $8.1 million to goodwill in our Southeast reportable segment.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Trend Homes Acquisition

On December 7, 2012, we acquired the operations of Trend Homes in the Phoenix market.  The acquisition resulted in our re-entry into the Phoenix market.  The purchase price was $45.3 million and resulted in the addition of $8.7 million to goodwill in our West reportable segment.

LionsGate Homes Acquisition

On June 5, 2013, we acquired the operations of LionsGate Homes which resulted in our re-entry into the Dallas market.  The purchase price was $32.6 million and resulted in the addition of $6.6 million to goodwill in our Texas reportable segment.

Cornell Homes Acquisition

On July 19, 2013, we acquired the operations of Cornell Homes in the Philadelphia market, which resulted in our entry into this market.  The purchase price was $26.1 million and resulted in the addition of $13.7 million to goodwill in our North reportable segment.

Note F- Fair Values of Financial and Nonfinancial Instruments, page 55

4. In future filings, please revise your presentation of the values and methods used for measuring fair values of financial instruments on a recurring basis to present the portion of obligations of U.S. and local government agencies and short-term pooled investments using level 1 inputs versus level 2 inputs. Please refer to ASC 820-10-50-2.b. and ASC 820-10-55-100 for guidance.

Response:

In future filings, we will separately present the values and methods used for measuring fair values of financial instruments on a recurring basis to present the portion of obligations of U.S. and local government agencies and short-term pooled investments using level 1 and level 2 inputs.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 9- Goodwill and Other Intangible Assets, page 12

5. In future filings, please provide the disclosures required by ASC 350-20-50-1, including the amount of goodwill allocated to each reportable segment.

Response:

We will provide the amount of goodwill allocated to each reportable segment in future filings as follows:

The Company records goodwill associated with its business acquisitions when the consideration paid exceeds the fair value of the net tangible and identifiable intangible assets acquired. The Company’s goodwill balance at September 30, 2013, was $37.1 million, which included $13.7 million in the North, $8.1 million in the Southeast, $6.6 million in Texas and $8.7 million in the West. The Company’s goodwill balance at December 31, 2012, was $16.8 million, which

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

included $8.1 million in the Southeast and $8.7 million in the West. Goodwill was included in “Other” assets within the Consolidated Balance Sheets. ASC No. 350 (“ASC 350”), “Intangibles—Goodwill and Other,” requires that goodwill and certain intangible assets be reviewed for impairment at least annually. The Company performs impairment tests of its goodwill annually as of November 30 or whenever significant events or changes occur that indicate impairment of goodwill may exist. The Company tests goodwill for impairment by using the two-step process prescribed in ASC 350. The first step identifies potential impairment, while the second step measures the amount of impairment. The Company had no impairment during the quarter ended September 30, 2013

Note 12- Debt and Credit Facilities, page 14

6. We note that you issued additional convertible senior notes during the second quarter of fiscal year 2013. We further note that the conversion rate may be adjusted upon the occurrence of certain events. In future filings, please disclose the events that would cause the conversion rate to be adjusted and clarify if these events are considered to be standard anti-dilution provisions under a conventional convertible debt security in accordance with ASC 815-40-25-39 — 25-42. Please refer to comment 11 in our letter dated December 27, 2012, and your response letter dated January 29, 2013 for additional guidance.

Response:

The convertible senior notes that were issued during the second quarter of fiscal year 2013 may not be conventionally convertible senior notes, as some of the anti-dilution provisions may not be considered “standard.” However, ASC 815-10-15-74 defines certain scope exceptions from derivative accounting for which the Company’s conversion feature qualifies and, therefore, the Company does not need to bifurcate. The conversion feature in the Company’s senior notes qualifies for scope exception 74(a). In addition, we determined that separate accounting as an equity component was not required, based on the criteria outlined in ASC 470-20.  As such, no accounting for the conversion feature was required. In future filings, we will add the following disclosure in our debt and credit facilities footnote to the consolidated financial statements:

The conversion rate of the notes is subject to adjustment for a notice of redemption or for certain events, including subdivisions and combinations of our common stock, the issuance to all or substantially all holders of our common stock of stock dividends, certain rights, options or warrants, capital stock, indebtedness, assets or cash, and certain issuer tender or exchange offers.  These events may not be considered standard anti-dilution provisions under a conventional convertible debt security scenario.  However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash or an acquisition, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate. At any time prior to the close of business on the business day immediately preceding the stated maturity date, holders may convert all or any portion of their notes.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Note 15- Income Taxes, page 18

7. We note that you reversed $187.5 million of the deferred tax asset valuation allowance during the second quarter of fiscal year 2013 based on five consecutive quarters of earnings, the expectation of your continued profitability, and signs of recovery in the housing market. In your fiscal year 2012 Form 10-K, you noted “…the inability to carry back its current net operating losses and [your] recent earnings history are significant evidence of the need for a valuation allowance against [your] net deferred tax assets.” Considering the reversal of the valuation allowance materially impacted net income, it is unclear how your current disclosures sufficiently explain to investors the material positive and negative evidence you considered when arriving at the conclusion that the majority of the valuation allowance for your net deferred tax assets should be reversed. Please substantially revise your disclosure in future filings to provide investors with quantitative and qualitative information of the material positive and negative factors that you considered when arriving at your conclusion that it is more likely than not that the deferred tax assets will be realized. Please refer to ASC 740-10-30-16 — 30-25 for guidance. Please provide us with the disclosures you would have included in this Form 10-Q in response to this comment.

Response:

We will revise our disclosure in future filings to provide investors with quantitative and qualitative information of the material positive and negative factors that we considered in arriving at our conclusion that it is more likely than not that the deferred tax assets will be realized.  Furthermore, the following additional information would have been included in the Form 10-Q filed for the quarter ended June 30, 2013.

At June 30, 2013 and December 31, 2012, we had net deferred tax assets that totaled $233.8 million and $258.9 million, respectively, offset by valuation allowances of $46.4 million and $258.9 million, respectively. The realization of our deferred tax assets depends upon the existence of sufficient taxable income in future periods.  During the second quarter of 2013, we evaluated both positive and negative evidence and determined that it was more likely than not that our deferred tax assets will be realized, which resulted in the $187.5 million reduction of the valuation allowance on our deferred tax assets. When a change in a valuation allowance is recognized in an interim period, a portion of the valuation allowance to be reversed must be allocated to the remaining interim periods. We expect to reverse the remaining valuation allowance in the second half of 2013.

In our evaluation of the need for and level of a valuation allowance on our deferred tax assets at June 30, 2013, the most significant piece of evidence considered was the objective, direct positive evidence related to our recently improved financial results, including our positive and growing levels of pretax income and our strong growth in net sales orders and sales order backlog. This positive evidence, including pretax income, sales and backlog levels and trends continued through September 30, 2013. We believe we will continue to increase our pretax income in future years, by utilizing our balance sheet and liquidity position to invest in opportunities to sustain and grow our operations. If industry conditions weaken moderately from current levels, we expect to be able to adjust our operations to maintain long-term profitability.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

While our expectations are that annual pretax income will grow from the fiscal 2013 levels, if annual pretax income in future years remains flat with the current level, we estimate that we will realize all of our federal net operating losses (“NOLs”) and absorb reversing temporary differences related to previously impaired inventory within the next five tax years, which is well in advance of the expiration date of our NOL carryforwards, which begin to expire in 2031.

Positive Objective Direct Evidence

•                 Recent strong financial results, including the generation of positive income five of the last six quarters.

•                 Projected positive income into the foreseeable future.

•                 Significant growth in sales orders, backlog and average sales price.

•                 Increased community count.

•                 Strong balance sheet and liquidity position at September 30, 2013, which supports the Company’s ability to invest in our business and sustain and increase profitability in future years.

Positive Subjective Direct Evidence

•                 We estimate that if annual pretax income in future years remains flat with the 2013 annual pretax income, we will realize all of our federal NOLs and absorb reversing temporary differences related to previously impaired inventory within the next five tax years.

Negative Objective Direct Evidence

•                 Pretax losses were incurred in prior years during the housing market decline.

•                 Gross profit margins were lower than our historical levels before the housing downturn.

Negative Subjective Indirect Evidence

•                 Negative macroeconomic conditions, such as unemployment and consumer confidence.

•                 More restrictive mortgage lending environment.

We gave more significant weight to the objective evidence as compared to the subjective evidence, and we gave more significant weight to evidence that directly relates to the financial performance of our current business as compared to indirect or less current evidence.  The significant factors that changed from December 31, 2012 and March 31, 2013, to June 30, 2013, in our evaluation that determined our deferred tax assets are realizable were the development of significant positive evidence, including five consecutive quarters of profitability; accelerated growth in pretax income, net sales orders, and backlog as 2013 progressed; and our expectation of sustained and increasing profitability in future years.  These significant changes in evidence led us to determine that it was appropriate to reverse our valuation allowance on deferred tax assets at June 30, 2013.

As of June 30, 2013, we will need to generate approximately $550 million of pretax income in future periods to realize all of our federal NOLs and absorb reversing temporary differences related to previously impaired inventory.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Note 21- Subsequent Events, page 30

8. We note your disclosure that in July 2013, you acquired the operations and assets of Cornell Homes. Based on this description, it appears that you acquired a business. However, you did not provide investors with the disclosures required by ASC 805-10-50-4 for acquisitions completed after the reporting date but before the issuance of the financial statements. Further ASC 855-10-50-2.b. also requires disclosure of the estimated financial effect of subsequent events that are disclosed. In future filings, please confirm that you will provide the required disclosures for subsequent events.

Response:

We will provide the required disclosures for subsequent events, in future filings.

The Company and its officers are responsible for the adequacy and accuracy of the disclosures in the filings and understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact Gordon A. Milne, Executive Vice President and Chief Financial Officer of the Company, by telephone at (805) 367-3720 or by fax at (805) 367-3803.

Thank you for your attention.

Sincerely,

By: /s/ Gordon A. Milne

Gordon A. Milne

Executive Vice President and Chief Financial Officer

cc:          Tracie Towner

Tracey Smith

(U.S. Securities and Exchange Commission)